July 9, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Eric Atallah Daniel Gordon Jessica Dickerson Laura Crotty

Re:	BIOSTEM TECHNOLOGIES, INC. Amendment No. 1 to Draft Registration Statement on Form 10 Submitted May 28, 2026 CIK No. 0001658678

Ladies and Gentlemen:

On behalf of our client, BioStem Technologies, Inc., a Florida company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to Amendment No.1 to the Draft Registration Statement on Form 10 of the Company (the “Draft Registration Statement”) communicated to the Company in the Staff’s letter dated June 15, 2026. In connection with such responses, the Company will publicly file, electronically via EDGAR, a Registration Statement on Form 10 (“Form 10 Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Form 10 Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Form 10 Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form 10
Item 1. Business

Clinical Research and Development

BioRetain – Preserved Amniochorion (“BRAC”) – DFU Clinical Trial, page 9

1. We note your statement that top-line results demonstrated a higher incidence of complete wound closure in the BRAC treatment arm as compared to standard of care alone. Please disclose the top-line results.

Response: The Company acknowledges the Staff's comment and has revised the disclosure on page 11 of the Form 10 Registration Statement to disclose the top-line results of the BRAC clinical study.

Intellectual Property

Exclusive Commercialization and IP Agreement, page 21

2. We note your response to prior comment 8. Please file a copy of your Termination Agreement with Hesed as an exhibit to the registration statement, or otherwise advise. Refer to Item 601(b)(10) of Regulation S-K. In addition, revise your risk factors to address the termination of your License Agreement with Hesed and the risks you identify related to the ownership of the intellectual property associated with AW2.

Response: The Company acknowledges the Staff's comment and advises the Staff that it does not believe the notice of termination (the “Termination Notice”) is required to be filed as an exhibit to the Form 10 Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. The Termination Notice was a short-form one page notice whereby Hesed Life and Medical, LLC (“Hesed”) exercised its pre-existing contractual right to terminate the Exclusive Commercialization and IP Agreement dated June 29, 2023 (the “Commercialization Agreement”). The Termination Notice did not constitute a separate agreement between the Company and Hesed and did not amend or modify the terms of the Commercialization Agreement. Accordingly, because the Termination Notice merely exercised a pre-existing termination right and contains no independent material terms, the Company respectfully submits that the Termination Notice is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Additionally, in response to the Staff's comment, we have also revised the disclosure on pages 25, 55 and 64 of the Form 10 Registration Statement.

Intellectual Property License Agreement, page 21

3. We note your response to prior comment 3. Please further revise your description of your license agreement with BioTissue Holdings, Inc. on page 21 to briefly describe the roles and responsibilities of each party under the agreement. In addition, briefly describe the termination provisions of the agreement, and revise your risk factors to describe any material risks that such termination may have on the company.

Response: The Company acknowledges the Staff's comment and has revised the description of the Intellectual Property License Agreement with BioTissue Holdings, Inc. (the “IP License Agreement”) on page 26 of the Form 10 Registration Statement. The Company has also revised its risk factors to describe the material risks associated with a potential termination of the IP License Agreement on page 37 of the Form 10 Registration Statement.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 68

4. We note your response to prior comment 18. Specifically, we note your revisions in this section clarify that each Series A-1 Convertible Preferred Share is convertible into only one share of common stock at the option of the holder. Please reconcile these revisions with your disclosure on page 89 that each Series A-1 Convertible Preferred Share is convertible into 300 shares of common stock. In addition, please clarify, if true, that consistent with Exhibit 4.1, all Series A-1 Convertible Preferred Shares would convert at the option of the holders of a majority of the Series A-1 Preferred Stock, not at the option of each individual holder.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 103 of the Form 10 Registration Statement.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity…, page 83

5. We note your response to prior comment 22, and we reissue the comment in part. Please include the information required by Item 201(a)(2) of Regulation S-K, including information regarding the registration rights you granted the institutional investor in your May 2026 private placement. To the extent applicable, please also address any registration rights covering shares that may become issuable pursuant to the anti-dilution protection provisions under your Securities Purchase Agreement with the investor.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 95 and 96 of the Form 10 Registration Statement.

Note 3 – Business Combination

Overview, page F-7

6. We note that you included disclosure that you are unable to provide pro forma net income at this time. Please confirm that you plan to revise this disclosure to provide the required pro forma disclosures. In addition, we note that you have requested that the Division of Corporation Finance Chief Accounting office waive the Rule 3-05 requirement for the purchase of BioTissue Holdings, Inc. We may have further comments after that submission is resolved.

Response: The Company acknowledges the Staff's comment and has revised the disclosure in Note 3 to provide the required pro forma disclosures on page F-8. In addition, pursuant to the letter received from the Division of Corporation Finance Chief Accounting Office dated June 17, 2026, granting the Company's request for relief from the Rule 3-05 requirement for the acquisition of BioTissue Holdings, Inc., the Company has provided abbreviated audited financial statements for the year ended December 31, 2025 in lieu of the full Rule 3-05 financial statements.

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If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Flora R. Perez, Esq. at (954) 768-8210.

Very truly yours,

Greenberg Traurig, P.A.

By:	/s/ Flora R. Perez
Flora R. Perez, Esq.

cc:	Brandon Poe, Chief Financial Officer

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